Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

(972) 444-9001

December 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:     Ms. Irene Barberena-Meissner

Re:	Pioneer Natural Resources Company
Registration	Statement on Form S-4 (File No. 333-250888)

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Pioneer Natural Resources Company, a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 1:00 p.m., Eastern Standard Time, on December 4, 2020 or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Tull R. Florey at (346) 718-6767. We also respectfully request that a copy of the written order from the Commission verifying the effective time of such Registration Statement be sent to Gibson, Dunn & Crutcher LLP, attention: Tull R. Florey, via email at tflorey@gibsondunn.com.

[Signature page follows]

Very truly yours,

Pioneer Natural Resources Company

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Executive Vice President and Chief Financial Officer

cc:    Tull R. Florey, Gibson, Dunn & Crutcher LLP

[Signature Page to Acceleration Request]